January 28, 2026

Kevin Veltman
Chief Financial Officer
MillerKnoll, Inc.
855 East Main Avenue
Zeeland , MI 49464

        Re: MillerKnoll, Inc.
            Form 10-K for the Fiscal Year Ended May 31, 2025
            Filed July 21, 2025
            File No. 001-15141
Dear Kevin Veltman:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended May 31, 2025
Notes to the Consolidated Financial Statements
Note 13. Operting Segments, page 86

1. We note the disclosure of tables for adjusted cost of sales and adjusted operating expenses that each include subtotals. In future filings, please remove these totals as either does not appear to be a segment measure of profitability and would be considered a non-
       GAAP financial measure and should not be disclosed in the notes to the financial statements in accordance with Item 10(e)(1)(ii)(C).
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Melissa Gilmore at 202-551-3777 or Kevin Woody at 202-551-3629 with any questions.
 January 28, 2026
Page 2



                   Sincerely,

                   Division of Corporation Finance
                   Office of Manufacturing